FS GLOBAL CREDIT OPPORTUNITIES FUND—A

CIRA CENTRE

2929 ARCH STREET, SUITE 675

PHILADELPHIA, PENNSYLVANIA 19104

(215) 495-1150

August 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor, Esq.

Re:	FS Global Credit Opportunities Fund—A
Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2
File Numbers 333-186414 and 811-22798

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-186414 and 811-22798) (the “Registration Statement”) so that the Registration Statement may be declared effective at 4:30 p.m. on Thursday, August 15, 2013, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James A. Lebovitz of Dechert LLP at (215) 994-2510, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

By:       /s/ Michael C. Forman

Name: Michael C. Forman

Title:   President and Chief Executive Officer